Reraise Gaming Corporation
7285 S. Dean Martin Dr. #100
Las Vegas, NV 89118

February 25, 2015

Ms. Julie Griffith, Staff Attorney
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re: Reraise Gaming Corporation
    Amendment No. 4 to Registration Statement on Form S-1
    Filed January 22, 2015
    File No. 333-195651

Dear Ms. Griffith:

This letter shall serve as the request of Reraise Gaming Corporation, pursuant to  Rule  461,  to  accelerate  the   effectiveness   of  the   above-referenced Registration  Statement to Friday,  February 27, 2015,  1:00 PM EDT, or the soonest practicable  date   thereafter.   We are aware of our  responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We further acknowledge the following:

*	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*
the  action  of  the  Commission  or the  staff,  acting  pursuant  to delegated  authority,  in  declaring  the filing  effective,  does not relieve the company from its full  responsibility for the adequacy and accuracy of the disclosure in the filing; and

*
the Company  may not assert  staff  comments  and the  declaration  of effectiveness  as  a  defense  in  any  proceeding  initiated  by  the Commission  or any person  under the  federal  securities  laws of the United States.

Sincerely,

/s/ Ron Camacho
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Ron Camacho
Principal Executive Officer, Principal Financial Officer & Director